Exhibit 99.15

April 25, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                           Rule 485(b) Filing with Restated Financial Statements

Separate Account I of National Integrity Life Insurance Company (the “Separate Account”)

National Integrity Life Insurance Company (the “Depositor”)

The Western and Southern Life Insurance Company (the “Guarantor”)

File Numbers 333-44892 and 811-04846

Dear Madam or Sir:

Accompanying this letter is Post-Effective Amendment No. 21 to a registration statement filed on form N-4 for a flexible premium variable annuity to be issued by the Depositor and the Separate Account (the “Amendment”).  The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”) to bring the financial statements of the Separate Account, Depositor, and Guarantor (collectively, the “Registrants”) up to date and to reflect certain changes, discussed in more detail below.  As counsel to the Registrants, I reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the 1933 Act.

Approximately four weeks before this filing was scheduled to be made, it was determined that the Separate Account had not classified realized gain distributions for certain subaccounts in the statements of changes in net assets for the year ended December 31, 2012 appropriately.  Realized gain distributions were included in net investment income (loss) as opposed to realized gain (loss).  As a result, and in consultation with the independent registered public accounting firm to the Registrants, management has restated the amounts for certain subaccounts on the December 31, 2012 statements of changes in net assets.  In conjunction with this change, management has restated the investment income ratios for certain subaccounts presented in Note 4 of the financial statements for all years presented, when applicable, to exclude realized gain distributions from the investment income ratios.  The Amendment contains the restated financial statements.

It was determined that the restatement does not result in a material event requiring disclosure in the prospectus because it did not affect the increase (decrease) in net assets or net assets at the end of period as previously presented in the December 31, 2012 statements of changes in net assets, did not affect the total return ratios presented in Note 4 of the financial statements for all years presented and did not affect previously reported net assets, unit values, or units outstanding.

If further information is needed or further action required, please contact me at 513-629-1854 or rhonda.malone@wslife.com.

Sincerely,

/s/ Rhonda S. Malone

Rhonda S. Malone
Senior Counsel – Securities
Western & Southern Financial Group, Inc.